Exhibit 99.1

Can-Fite: Progress in Compassionate Use Program Treating Advanced Liver Cancer Patients with Namodenoson

●	Results indicate Namodenoson has a good safety profile and is well tolerated in patients under compassionate use

●	Two patients from the former Phase II study are still undergoing treatment of Namodenoson, each with an overall survival of >2.5 years

PETACH TIKVA, Israel, March 16, 2020 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today it has already enrolled seven patients for the compassionate use program for Namodenoson in the treatment of hepatocellular cancer (HCC), the most common form of liver cancer. Results of treatment in this patient group indicate that Namodenoson was found to have a good safety profile and was well tolerated, with no severe adverse events reported. Can-Fite’s compassionate use program is managed by Dr. Salomon Stemmer, a key opinion leader in the field of liver cancer, and Professor at the Institute of Oncology, Rabin Medical Center, Israel.

The Company also reports that an additional two patients from the former Phase II study are still undergoing Namodenoson treatment, each with an overall survival of more than 2.5 years.

Recently, the Company successfully concluded an End-of-Phase II meeting with the FDA which agreed with Can-Fite’s proposed pivotal Phase III trial design of Namodenoson for the treatment of patients with advanced HCC, with underlying Child Pugh B7 (CPB7) cirrhosis to support a New Drug Application (NDA) submission and approval. In addition, the Company also submitted a Phase III protocol and Registration Plan to the European Medicines Agency (EMA) for Namodenoson and expects to receive a response from the EMA in the next few weeks. Can-Fite plans to work concurrently with the two agencies, the FDA and EMA, with the expectation to register the drug in parallel upon successful conclusion of the Phase III study.

“We are grateful to Dr. Stemmer for leading this compassionate use program, making Namodenoson available to patients who have exhausted all other treatment options. Based on the encouraging results of our recent Phase II trial, in which Namodenoson demonstrated clinical benefits in patients with underlying CPB7 cirrhosis, Can-Fite is committed to providing Namodenoson to fulfill the unmet medical need in this population,” stated Can-Fite CEO Dr. Pnina Fishman.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated as a second line treatment for hepatocellular carcinoma, with a recently completed Phase II trial and planned Phase III trial in this indication. The drug is currently in an ongoing Phase II trial as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114